SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No. 7)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688-10-2

(CUSIP Number)

Ormat Industries Ltd.

New Industrial Area

P.O. Box 68

Yavne 81100, Israel

+011.972.8.943.3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2015

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	13D

1		NAMES OF REPORTING PERSONS Ormat Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARE VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO

This Amendment No. 7 amends and supplements the Schedule 13D originally filed by Ormat Industries Ltd. (the “Reporting Person”) with the Securities and Exchange Commission on November 7, 2007 (as amended on January 17, 2008, May 25, 2010, June 3, 2010, June 21, 2010, July 6, 2010, and November 19, 2014, the “Schedule 13D”) in respect of the shares of common stock, par value $0.001 per share of Ormat Technologies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 7 to the Schedule 13D reports that the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer on February 16, 2015 and ceased to be a reporting person.

The following amends and supplements Items 4 and 5 of the Schedule 13D.

Item 4.         PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On February 12, 2015, the closing of the Share Exchange contemplated by the Share Exchange Agreement took place, as a result of which shares of common stock of the Issuer beneficially owned by the Reporting Person became dormant shares not carrying any voting or economic rights. On February 16, 2015, the 1st Internal Transfer (as such term is defined in the Share Exchange Agreement) took place, as a result of which the Reporting Person ceased to own any shares of common stock of the Issuer.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

              Items 5(a), 5(b) and 5(d) of this Schedule 13D are each hereby amended and restated in their entirety as follows:

The Reporting Person does not beneficially own any shares of common stock of the Issuer.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

The information disclosed in Item 4 above is incorporated herein by reference.

Item 5(e) of this Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer on February 16, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Ormat Industries Ltd.
/s/ Isaac Angel
Name: Isaac Angel Title: Chief Executive Officer